Mail Stop 6010

December 30, 2008

Mr. Edward M. Liddy
Chairman and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: American International Group, Inc.
Form 8-K filed December 24, 2008
File No. 1-8787

Dear Mr. Liddy:

       We have reviewed your Current Report on Form 8-K filed December 24, 2008. In the following comment, we request that you revise your disclosure. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing your response, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 10.1 – Amendment No. 1 to Shortfall Agreement, dated as of December 18, 2008

1. We note that Exhibit 10.1 to the Current Report on Form 8-K filed on December 24, 2008 refers to a Schedule A, listing AIG-FP derivative transactions with an aggregate notional value of $62,129,719,487, which does not appear to have been provided. Also, the schedule does not appear to have been provided with Exhibit 10.2 to the Current Report on Form 8-K filed on December 2, 2008. Please be aware that when you file an agreement pursuant to Item 601(b)(10) of Regulation S-K, you are required to file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement. Please amend your Current Report on Form 8-K filed on December 2, 2008 and your Current Report on Form 8-K filed on December 24, 2008 to file as Exhibit 10.2 and Exhibit 10.1, respectively, the full and complete Shortfall Agreement, including any exhibits, schedules and appendices which are included in such agreement.

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Please amend your filings and respond to this comment within 10 business days or tell us when you will respond. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director